Exhibit 99.1

First High-School Education Group Announces First Half 2023 Unaudited Financial Results

BEIJING, CHINA / ACCESSWIRE / September 19, 2023 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the first half ended June 30, 2023.

First Half 2023 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB161.9 million (US$22.3 million), a decrease of 13.9% from RMB188.0 million in the first half of 2022.

●	Gross profit was RMB63.2 million (US$8.7 million), a decrease of 23.7% from RMB82.8 million in the first half of 2022.

●	Income from operations was RMB39.7 million (US$5.5 million), a decrease of 18.7% from RMB48.8 million in the first half of 2022.

●	Net income was RMB36.7 million (US$5.1 million), a decrease of 14.1% from RMB42.7 million in the first half of 2022.

●	Adjusted net income[1] (Non-GAAP) was RMB36.7 million (US$5.1 million), a decrease of 14.1% from RMB42.7 million in the first half of 2022.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of September 1, 2023 was 33,275, an increase of 12.0% from 29,718 as of September 1, 2022.

●	The total number of school programs at our school programs and public schools that we provide management services as of September 1, 2023 was 25, an increase of 4.2% from 24 as of September 1, 2022.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

Compared with last year’s results of the same period, the Company experienced declines in revenue and net income, primarily due to continuation of the negative factors as previously disclosed: cost associated with discontinued schools, and reduced student-related services. The Company adjusted to the decline in revenue by reducing our cost of revenues and net operating expenses in our business operations. As a result, we were able to produce comparable gross margin and net margins with the previous year.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

As of September 1, 2023, The Company has completed our 2023 fall semester student recruitment program. As of the same date, the total number of students enrolled at our school programs and public schools that we provide management services was 33,275, and the total number of school programs was 25. For this new semester, we welcomed the addition of three new school programs under our management. We look forward to serving these students and school programs with our operating expertise and creating value for all stakeholders.

First Half 2023 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB161.9 million (US$22.3 million), a decrease of 13.9% from RMB188.0 million in the first half of 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinuance and limited operation of some schools in our network.

Revenues from customers were RMB139.6 million (US$19.3 million), a decrease of 15.2% from RMB164.6 million in the first half of 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinuance and limited operation of some schools in our network.

Revenues from government cooperative agreements were RMB22.3 million (US$3.1 million) which remained relatively stable compared to RMB23.4 million in the first half of 2022.

Cost of revenues

Cost of revenues were RMB98.7 million (US$13.6 million), a decrease of 6.2% from RMB105.2 million in the first half of 2022. The decrease was primarily due to reduction in rental expenses for discontinued schools, and decreased staff compensation.

Gross profit

Gross profit was RMB63.2 million (US$8.7 million), a decrease of 23.7% from RMB82.8 million in the first half of 2022.

Gross margin was 39.0%, compared with 44.0% in the first half of 2022. The decrease was due fluctuations in (1) school operating efficiency, such as utility usage limits, and budget control; and (2) the number of staff and their compensations.

Total operating expenses

Total operating expenses were RMB23.6 million (US$3.3 million), a decrease of 30.8% from RMB34.0 million in the first half of 2022.

●	Selling and marketing expenses were RMB0.9 million (US$0.1 million), a decrease of 62.2% from RMB2.4 million in the first half of 2022. The decrease was primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses were RMB22.7 million (US$3.1 million), a decrease of 28.4% from RMB31.6 million in the first half of 2022. The decrease was primarily due to improved cost control.

Income from operations

Income from operations was RMB39.6 million (US$5.5 million), a decrease of 18.7% from RMB48.8 million in the first half of 2022.

Net Income from continuing operations

Net income from continuing operations was RMB37.6 million (US$5.2 million), a decrease of 15.6% from RMB44.6 million in the first half of 2022.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB0.9 million (US$0.1 million), compared with net loss of RMB1.9 million in the first half of 2022.

Net income

Net income was RMB36.7 million (US$5.1 million), a decrease of 14.1% from RMB42.7 million in the first half of 2022.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB36.7 million (US$5.1 million), a decrease of 14.1% from RMB42.7 million in the first half of 2022.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the first half ended June 30, 2023. Net loss from discontinued operations was RMB0.9 million (US$0.1 million) for the first half ended June 30, 2023.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Tuesday, September 19, 2023, at 8:00 AM U.S. Eastern Time (8:00 PM September 19, 2023, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	264091
Webcast URL	https://www.webcaster4.com/Webcast/Page/2967/49061

A telephone replay of the conference call may be accessed by phone at the following numbers until October 3, 2023.

International	+1-973-528-0005
United States	+1-800-332-6854
Replay Access Code	264091

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

We have made rounding adjustments to reach some of the figures included in this earning release. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Six month ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Revenues
Revenue from customers	164,645	139,593	19,251
Revenue from governments cooperative agreements	23,373	22,283	3,073
Total revenues	188,018	161,877	22,324
Cost of revenues	(105,219)	(98,680)	(13,609)
Gross profit	82,798	63,197	8,715

Operating expenses and income
Selling and marketing expenses	(2,416)	(913)	(126)
General and administrative expenses	(31,628)	(22,652)	(3,124)
Total operating expenses	(34,044)	(23,565)	(3,250)
Income from operations	48,755	39,632	5,465

Other income (expenses)
Interest income	367	452	62
Interest expense	(2,636)	(2,503)	(345)
Government grants	646	23	3
Others, net	791	897	124
Income from continuing operations before income tax	47,188	38,501	5,310

Income tax expenses	(2,602)	(889)	(123)
Income (loss) from continuing operations	44,586	37,612	5,187
Income (loss) from discontinued operations	(1,886)	(947)	(131)
Net income (loss)	42,700	36,664	5,056
Foreign currency translation adjustment	1,332	3,356	463
Comprehensive income (loss) - continuing operations	45,919	48,229	6,651
Comprehensive income (loss) - discontinued operations	(1,886)	(8,209)	(1,132)
Comprehensive income (loss)	44,032	40,020	5,519

Earnings per share:
Basic earnings per share from continuing operation	0.52	0.52	0.07
Basic earnings per share from discontinued operation	(0.02)	(0.10)	(0.01)

Diluted Earnings per share:
Diluted earnings per share from continuing operation	0.48	0.49	0.07
Diluted earnings per share from discontinued operation	(0.02)	(0.09)	(0.01)

Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700	86,838,700
Diluted	92,388,700	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current assets
Cash	105,258	71,800	9,902
Accounts receivable, net of allowance for doubtful accounts	87,247	113,290	15,623
Amounts due from related parties	73,450	161,117	22,219
Prepaid expenses and other current assets	144,708	153,985	21,235
Assets related to discontinued operation	65,815	27,875	3,844
Total current assets	476,479	528,067	72,824

Non-current Assets
Property and equipment, net	128,163	116,873	16,118
Intangible assets, net	5,995	6,370	878
Goodwill	30,348	30,348	4,185
Deferred tax assets	13,309	12,492	1,723
Amounts due from related parties	-	-	-
Other non-current assets	47,176	47,176	6,506
Assets related to discontinued operation	11,010	10,956	1,511
Total non-current assets	236,000	224,215	30,921
Total assets	712,479	752,282	103,744

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current liabilities
Contract liabilities	141,574	27,122	3,740
Bank loan	33,572	116,563	16,075
Borrowings under financing arrangements	20,540	19,409	2,677
Accounts payable	13,809	23,737	3,273
Accrued expenses and other payables	52,463	124,268	17,137
Income tax payables	29,622	22,266	3,071
Amounts due to related parties	53,807	52,771	7,277
Liability related to discontinued operation	104,641	74,856	10,323
Total current liabilities	450,028	460,992	63,574

Deferred revenue	113	-	-
Borrowings under financing arrangements	24,987	18,544	2,557
Other long-term liabilities	1,532	358	49
Deferred tax liabilities	5,155	5,200	717
Liability related to discontinued operation	-	-	-
Total non-current liabilities	31,787	24,103	3,324
Total liabilities	481,815	485,095	66,898

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of June 30, 2023, respectively)	6	6	1
Additional paid-in capital	349,658	348,591	48,073
Statutory reserves	53,833	53,833	7,424
Accumulated other comprehensive income	2,430	3,356	463
Accumulated deficit	(175,694)	(141,064)	(19,454)
Non-controlling interests	431	2,466	340
Total equity/(deficit)	230,665	267,187	36,847

Total liabilities and equity/(deficit)	712,479	752,282	103,744

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Six month ended June 30,
	2022	2023	2023
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	42,700	36,664	5,056
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	42,700	36,664	5,056

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.

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